UNITED COMMUNITY BANKS, INC.

125 Highway 515 East

Blairsville, Georgia 30512

July 11, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Community Banks, Inc.
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-180753)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), United Community Banks, Inc. (the “Company”) hereby respectfully requests that its Registration Statement No. 333-180753 on Form S-3, filed on April 16, 2012 (the “Registration Statement”) be withdrawn on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Registration Statement sought to register (i) 180,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $1.00 par value per share (the “Preferred Shares”), (ii) a warrant (the “Warrant”) to purchase up to 219,908.4 shares of the Company’s common stock, $1.00 par value per share (the “Common Stock”) at an exercise price of $61.39 per share, subject to adjustment, and (iii) the shares of the Company’s Common Stock issuable upon the exercise of the Warrant (collectively with the Preferred Shares and the Warrant, the “Securities”).

The Preferred Shares and the Warrant were issued by the Company on December 5, 2008 to the United States Department of the Treasury (“Treasury”) as part of the Troubled Asset Relief Program – Capital Purchase Program in a private placement exempt from the registration requirements of the Securities Act. Treasury had previously indicated its intention to exercise registration rights applicable to the Securities and, in connection therewith, to sell the Preferred Shares and the Warrant in a registered public offering. However, Treasury subsequently determined to sell the Preferred Shares and the Warrant in separate private placements exempt from the registration requirements of the Securities Act. None of the Securities were sold pursuant to Treasury’s previously proposed public offering. Rather, on March 11, 2013, Treasury sold all of the Preferred Shares in a private transaction to unaffiliated third party investors. On June 12, 2013, Treasury sold the Warrant to an unaffiliated third party investor.

In light of the foregoing, registration of the Securities is unnecessary at this time.

The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement. The Company requests that in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If the Commission has any questions or requires any additional information, please do not hesitate to contact James W. Stevens of Troutman Sanders LLP, the Company’s outside counsel, at (404) 885-3721. We thank you in advance for your assistance with this matter.

Sincerely,

UNITED COMMUNITY BANKS, INC.

By:	/s/ Rex S. Schuette
Executive Vice President and
Chief Financial Officer

cc:	James W. Stevens
Troutman Sanders LLP